SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2007

Telefónica de Argentina S.A.
(Exact name of registrant as specified in its charter)

Telefonica of Argentina Inc.
(Translation of registrant’s name into English)

Avenida HUERGO 723
Ground Floor
(C1107A0H) Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica de Argentina S.A.

TABLE OF CONTENTS

Item

1	Letter to the Buenos Aires Stock Exchange dated February 16, 2007, regarding Telefónica de Argentina S.A.’s Board meeting on February 15, 2007.

Item 1
Telefónica de Argentina S.A.

Buenos Aires, February 16th, 2007

Messrs.
Bolsa de Comercio de Buenos Aires [Buenos Aires Stock Exchange]

Ref.: Relevant Fact Notice

Dear Sirs,

               I am writing to you on behalf of Telefónica de Argentina S.A., domiciled at Avenida Ingeniero Huergo 723, ground floor, City of Buenos Aires in compliance with the provisions of section 23 of the Listing Regulation.

               In that respect, please be advised that the Company’s Board in the meeting of yesterday resolved the approval of two relevant items, namely:

–	Long-Term Incentive Stock Plan of Telefónica S.A. (Spanish Company): The Board approved a Long-Term Stock Incentive Plan of Telefónica S.A. Said Plan consists of delivering selected executives a certain number of shares of Telefónica S.A. as variable compensation. The number of shares to be delivered relies on the achievement level, based on benchmarking the shareholder compensation evolution, considering Telefónica S.A. stock quote and dividend (Shareholder Total Return – STR) vis-à-vis the evolution of the relevant STRs pertaining to a set of companies listed in the telecommunications sector which is the benchmark group. The overall initially forecasted term is seven years, divided into five 3-year periods each, starting on July 1 and finishing on June 30 of the third year following the initial date.

–	Execution Social Security Plan (ESS Plan): The Board approved the ESS Plan consisting of fixed monthly contributions shared between the Executives and TASA to an enforcement vehicle in order to cover the following events: retirement, early retirement, full labor disability and death of Executives holders of the ESS Plan. The contributions will be based on a percentage of the participant’s yearly gross fixed monetary contribution and an additional percentage to be made by the Company in different portions. While the ESS Plan is in the implementation phase, the contributions will be made retroactively to January 1, 2006.

Yours sincerely,

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica de Argentina S.A.

Date: February 16, 2007	By:	/s/ Pablo Luis Llauró

		Name:	Pablo Luis Llauró
		Title:	Assistant General Counsel